UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number 001-35722

CHINA INFORMATION TECHNOLOGY, INC.
(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On September 26, 2013, the Compensation Committee of China Information Technology, Inc. approved the grant of an aggregate of 3 million restricted shares (the “Shares”) under the Company’s 2013 Equity Incentive Plan (the “Plan”) at a purchase price of $3.00 per share to some employees (the “Employees”) of the Company. The Shares are vested immediately upon the grant.

In connection with the grant, upon the approval of the Company’s Audit Committee, the Company, the Company’s Chief Executive Officer, Mr. Jiang Huai Lin (“Mr. Lin”), and each of the Employees entered into separate employee incentive stock purchase agreement (the “Agreement”), pursuant to which, among others, each of the Employees agreed not to resell the Shares until: (1) the Company has completed its share repurchase program that it may adopt shortly after the grant or (2) 13 months after the Shares are issued to the Employee, provided that, the Company does not adopt a share repurchase program during such 13 month period. During the period when the Employee is allowed to resell its Shares, if the Employee resigns, his or her employment is terminated by the Company due to the Employee’s violation of applicable labor law or the Employee is determined to be missing, unconscious, or dead by relevant government authorities, the Shares owned by such Employee will be acquired by Mr. Lin at a purchase price of $3.00 per share.

In addition, the Company agreed to guarantee the bank loans borrowed by certain non-officer Employees to pay the purchase price of the Shares. These Employees agreed to deposit the stock certificates representing the Shares with the Company until the bank loans have been fully paid off. If the closing price of Shares as reported on Nasdaq market is lower than $3.00 per share on the first trading day after the third anniversary of the date that the Shares are issued to the Employees, Mr. Lin agreed to purchase any Shares then held by the Employees at a price of $3.00 per share.

The foregoing description of the Agreement is qualified in its entirety by reference to the text of the Agreement, a copy of English translation of the form of the Agreement is incorporated by reference as Exhibit 4.1 hereto.

Exhibits

Exhibit No.	Description
4.1	English Translation of Form of Employee Incentive Stock Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2013	CHINA INFORMATION TECHNOLOGY, INC.

	By:	/s/ Jiang Huai Lin
Jiang Huai Lin
Chief Executive Officer